EXHIBIT A TO SCHEDULE 13G
JOINT FILING AGREEMENT

Dee Ann McIntyre, individually, and the Dee Ann McIntyre Marital Election Trust dated October 6, 2009, hereby agree and consent to the joint filing on their behalf of the foregoing Schedule 13G related to their beneficial ownership of the common stock of United Fire Group, Inc.

February 14, 2024   /s/ Mark R. Van Heukelom

Dated   Dee Ann McIntyre

By Mark R. Van Heukelom

Bradley & Riley PC

Attorney-in-Fact

DEE ANN MCINTYRE MARITAL ELECTION TRUST

Dated October 6, 2009

February 14, 2024   /s/ Mark R. Van Heukelom

Dated   Dee Ann McIntyre, Trustee

By Mark R. Van Heukelom

Bradley & Riley PC

Attorney-in-Fact